101 Park Avenue
Suite 1700
New York, NY 10178

Tel (212) 878-7900
Fax (212) 692-0940

www.foxrothschild.com

November 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Christine Westbrook
Celeste Murphy

Re:	Creative Medical Technology Holdings, Inc.
Registration Statement on Form S-1 Filed September 28, 2021 File No. 333-259834

Ladies and Gentlemen:

On behalf of our client, Creative Medical Technology Holdings, Inc. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 7, 2021 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 thereto with this response letter.  In this letter, we have recited the Staff’s comment in italicized, bold type, followed by Company’s response.

U.S. Securities and Exchange Commission

November 23, 2021

Cover Page

1.

We note your disclosure that the units will be offered at an "assumed" price. We further note that you are subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, as applicable. Please revise to state the price of the securities to the public. If you are not able to state the price, explain the method by which the price is to be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

We have revised the disclosure in the Registration Statement to remove references to an assumed price per Unit.

Very truly yours,

/s/ Zev M. Bomrind

Zev M. Bomrind

cc:        Timothy Warbington